SCHEDULE 2.1(d)

                        BILLING SOFTWARE

          Excel Billing Program - consisting of a series of macros and worksheets that can be used within a Microsoft
     Excel program. The Microsoft Excel program is not included in the sale.

          The "Gonkulator" system - consisting of four (4) PLC machines, a PLC ladder logic and configuration, a PCM Megabasic program, a millpower data retrieval Visual Basic program, and a millpower calibration check Visual Basic program. The Microsoft Visual Basic programming language and tools and the programming tools used to create the PLC ladder logic and configuration are not included in the sale.